The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (file no. 333-209323). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling (310) 598-3633.

To review a filed copy of our current registration statement, click on the following link:

https://www.sec.gov/Archives/edgar/data/1659617/000114420416082839/v431913_s1a.htm

INITIAL PUBLIC OFFERING PROPOSED NASDAQ TICKER: MBRX APRIL 2016 Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated February 19, 2016 Relating to Preliminary Prospectus dated February 16. 2016 Registration No. 333 - 209323

Disclaimer Moleculin Biotech, Inc . has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering . You may get these documents for free by visiting EDGAR on the SEC web site at www . sec . gov . All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the prospectus . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements . All references to dollar amounts in the offering summary or to use of proceeds are subject to change pending a final prospectus . 2

Offering Summary* Issuer x Moleculin Biotech, Inc. Security x Common Stock Proposed NASDAQ Ticker x MBRX Shares Outstanding After Completion of Offering x 13,400,000 – 14,000,000 Shares Offered x 1,400,000 - 2,000,000 Price x $5 to $6 per share Use of Proceeds x Preclinical and clinical development of drug pipeline, license and maintenance costs Management Lock - Up Agreement x 365 day lock - up for the Officers and Directors, and their family members; followed by two - year leak out period Underwriter x Bonwick Capital Partners and Network 1 Financial Securities Expected Pricing Date x April 1, 2016 *Subject to change pending effective date of registration statement 3

Use of Net Proceeds* 4 Action Items Assuming Minimum Offering Assuming Maximum Offering Costs to prepare for filings with FDA in advance of our Annamycin clinical trial $380,000 6% $380,000 4% Commence a Phase II clinical trial for Annamycin (including manufacturing of product candidate for use) $2,730,000 44% $3,600,000 42% License maintenance and IP protection costs $800,000 11% $1,100,000 10% Research $100,000 2% $150,000 2% Working capital $2,700,000 37% $4,550,000 42% Grand Total $6,710,000 100% $9,780,000 100% *Assuming public offering price of $5.50 per share

Confidential: Not for Distribution | P 5 We built Moleculin around a diverse portfolio of disruptive cancer technologies, each with high revenue potential . Our lead leukemia drug candidate has already shown life - saving potential in clinical trials . We have a unique compound that appears to both attack the most difficult cancers directly while also stimulating the patient’s natural immune response and we have a promising new approach to reaching and treating brain tumors. - Wally Klemp, Chairman

Management Team Name Years Experience Selected Prior Experience Walter Klemp Chairman 30 x From start - up to #1 on INC 500 list with 4 successful public offerings; developed and launched med devices and drugs from bench thru FDA and launch Don Picker, PhD President & Chief Operating Officer 30 x Led the development, approval and licensing of cisplatin and carboplatin, two of the most challenging and successful cancer drugs ever introduced Louis Ploth, Jr. Chief Financial Officer 15+ x 16 years public drug development company CFO; successful out - licensing to big pharma as head of Business Development Robert Shepard, MD, FACP Chief Medical Officer 15+ x Established academic and clinical career including faculty appointments at Harvard, Tufts and University of Virginia, as well as research stints with Dana Farber and the FDA 6

Scientific Advisory Board

	Name	Important Expertise
	✓ Waldemar Priebe, PhD	✓ Dr. Priebe is a Professor of Medicinal Chemistry at the Department of Experimental Therapeutics at The Univ. of Texas MD Anderson Cancer Center ✓ As a founder of Moleculin and a founder or founding scientist at a number of successful biotechnology firms such as Aronex Pharmaceuticals, Houston Pharmaceuticals, Reata Pharmaceuticals, and IntertechBio, Dr. Priebe has been integral in advancing several drugs through the pipeline, three of which are currently in clinical development
	✓ Charlie Conrad, MD	✓ Charles Conrad is one of the founding scientists at Moleculin and has more than 15 years of industry experience and has served as a Principal Investigator (PI) or co-PI in numerous clinical trials ✓ Dr. Conrad worked as a Professor of Neuro-Oncology and also held a joint appointment in the Department of Experimental Therapeutics at the University of Texas MD Anderson Cancer Center
	✓ Madeleine Duvic, MD	✓ Elected to the American Dermatological Association, Dr. Duvic is also a Founder and board member of the United States Consortium for Cutaneous Lymphomas, performs translation research in Cutaneous T-Cell Lymphoma (CTCL), and has been engaged in the design and conduct of clinical trials that resulted in new therapies for CTCL

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x All of our technologies were developed at MD Anderson Cancer Center, the world’s largest cancer research facility headquartered within the world’s largest medical center x With over 1 , 500 cancer researchers, our sponsored research has been supported by truly state of the art resources Confidential: Not for Distribution | P 8

Company Overview About Moleculin x Moleculin is a preclinical and clinical - stage pharmaceutical company dedicated to the development of a portfolio of drug candidates based on discoveries by one of the nation’s leading cancer research organizations x Moleculin is developing drug technologies originating from the nation’s leading cancer research facilities, including MD Anderson Cancer Center, the largest cancer research and treatment center in the US 9

Company Overview Strengths & Opportunities x Company management has significant experience in the pharma/biotech industry x The Company has relationships in Poland that have generated a significant amount of Polish government grants benefitting Moleculin drug candidates x Often d iseases that have a significant unmet need like acute myeloid leukemia and glioblastoma offer a shorter path to approval and typically require fewer and smaller clinical trials x Moleculin is well - positioned to take advantage of the “patent cliff” that is currently facing major pharmaceutical companies 10

Clinical Pre - Clinical Annamycin (AML) WP1066 (Multiple Solid/Liquid Tumors) WP1122 (Glioblastoma) Market Overview/ Background Our most mature project is the development of Annamycin for the treatment of Acute Myeloid Leukemia (AML), which we believe is potentially positioned for a pivotal registration trial The WP 1066 Portfolio of small molecules share a common chemical backbone that was inspired by caffeic acid, the active ingredient in bee pollen that has been used in folk medicine for centuries to promote health WP 1122 was specifically designed to slip past the blood brain barrier, using the same chemical trickery that converts morphine into heroin Moleculin Progress Annamycin has been in clinical trials pursuant to an Investigational New Drug application, or IND, that had been filed with the U . S . FDA . Due to a lack of development activity by a prior drug developer, this IND was terminated . However, we intend to apply for a new IND and to commence a Phase II clinical trial for Annamycin funded with the proceeds from this offering We have been granted royalty - bearing, worldwide, exclusive licenses for the patent and technology rights related to our WP 1066 Portfolio and WP 1122 Portfolio drug technologies, as these patent rights are owned by MD Anderson Pipeline Overview 11

Industry Overview Cancer Prevalence x Cancer is the second leading cause of death in the US behind heart disease. An estimated 14.5 million Americans are living with a past or current diagnosis of cancer as of 2014 x National Institutes of Health estimate that nearly 1.7 million new cases will be diagnosed and almost 600,000 Americans may die from cancer this year x The worldwide cancer drug market is estimated to represent approximately $100 billion in annual revenues and experts believing that figure may increase by 50% over the next 4 years 12 Types of Cancer Affecting US Populations Source: American Cancer Society – Cancer Facts & Figures 2016

Industry Overview Cancer Treatment Options x Our lead drug, Annamycin, is in a class of drugs referred to as anthracyclines, which are chemotherapy drugs designed to destroy the DNA of targeted cancer cells x Acute leukemia is one of a number of cancers that are treated with anthracyclines and the anthracyclines market has been estimated to be $600,000,000 annually 13 x The Orphan Drug Act provides incentives and in some cases, accelerated approval pathways for companies who pursue the development of treatments for rare diseases; over the last 10 years, an increasing number of companies have begun using these designations to obtain new drug approvals for drugs where patent coverage has expired and/or where accelerated approval is possible x An IMS Health report estimated that, in 2013, the sale of drugs with full or partial orphan Drug status represented approximately $29 billion in revenue; we consider the use of Orphan Drug status and accelerated approval pathways to be an important part of our development strategy Source: American Cancer Society – Cancer Facts & Figures 2016

Investment Highlights

Robust Pipeline	✓ 3 projects with potential value inflection points in the next 2 to 3 years; 1 project expected to be ready for approval trial within 12 to 18 months
World-Leading Collaboration	✓ Key technologies discovered at MD Anderson Cancer Center (world's largest cancer research facility) ✓ Over $7,000,000 in grants and sponsored research has been funded thus far by Moleculin's Polish partner, NIH, and affiliated foundations
Potential Breakthrough Disruptive Technologies	✓ Annamycin's ability to design into an anthracycline, an ability to be non cardiotoxic and avoid MDR (multi-drug resistance) ✓ WP1066 – Unique molecule directly attacking tumor cells while simultaneously, indirectly stimulating the immune system for a two pronged attack on a tumor ✓ If a drug is cardiotoxic, it damages the heart and limits the dosage that can be given to the patients, which is a huge obstacle in the step of getting Moleculin closer to induction therapy
Highly Experienced Leadership	✓ Chairman, Walter Klemp, served as Founder of Drypers Corporation, a publicly traded company, and grew the company to $400,000,000 in annualized sales ✓ CMO, Robert Shepard, has had faculty appointments at Harvard, Tufts and Univ. of Virginia ✓ COO, Don Picker, developed Carboplatin, which was acquired by Bristol-Myers Squibb
Proprietary Positioning	✓ Annamycin will be positioned for market exclusivity if granted Orphan Drug status, other technologies covered by exclusive licenses on existing patents

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Delivering Solutions Confidential: Not for Distribution | P 15

Development Pipeline 16 Discovery (Finding potential new drugs) Pre - Clinical Development (Laboratory Testing) IND Filing (Investigational New Drug; FDA Filing) Phase I/II (Human safety & proof of concept) Approval Trial (Phase IIb or III as required) Adult AML WP1066 (Glioblastoma, metastatic melanoma) WP1122 (Glioblastoma) Pediatric acute leukemia WP1220 (CTCL) WP1066 (Pancreatic, other) (To be refiled) Annamycin WP1066 Portfolio WP1122 Portfolio = Potential key value inflection point CNS malignancies Sponsored Research

Value Inflection Points x Points we consider to be key development milestones that may influence big pharma’s decision to license or acquire: x Annamycin – generation of Phase IIb data consistent with the Phase I/II already completed x WP1066 and WP1122 – Proof of concept (showing activity against the targeted indication) in planned Phase I/II trials x We believe we have the potential to hit one or more of these value inflection points within 2 - 3 years 17

Development Strategy High Revenue Targets x We focus only on projects that we believe can lead to substantial future revenue streams and are likely to be attractive to big pharma Potential Breakthrough Technologies x Each project is based on a breakthrough advantage that has potential to become the new standard of care Close Collaboration x Our collaboration with MD Anderson, the world’s largest cancer research center continues to support engagement with the best available resources Virtual Structure x Costs are kept extremely low by utilizing low overhead while engaging industry - leading talent around the world Proprietary Positioning x Significant focus is placed on developing and maintaining a strong proprietary position 18

Drug/Compound Key Claims Filing Status Notes Annamycin Formulation and Reconstitution Patents to be filed post offering x Orphaned Drug status, if obtained, provides 7 - 10 years market exclusivity; additional composition of matter patent possible WP1066 Portfolio Composition of Matter Patents i ssued x Portfolio of numerous similar compounds licensed from MD Anderson WP1122 Portfolio Composition of Matter Patents f iled x Portfolio of numerous similar compounds licensed from MD Anderson Note: All licenses provide worldwide exclusivity; some technologies have been sublicensed or have options to sublicense to facilitate grant funding Proprietary and Exclusive Technologies 19

Annamycin Critical Advantages over Leading Drug x Leading drugs are cardiotoxic and lose efficacy due to multidrug resistance x Annamycin is non - cardiotoxic, avoids multidrug resistance and has shown in clinical trials to be more potent than the leading drug Potential to Significantly Improve Health x Annamycin has shown the potential to significantly improve health in a Phase I/II acute myeloid leukemia (AML) trial x Potential for Orphan Drug status as single agent for relapsed or refractory AML Positioned for Accelerated Approval x Annamycin appears to be well suited for an accelerated approval pathway here in the US, and in Europe x To accelerate approval, we intend to apply for an SPA (Special Protocol Assessment) x Primary factor for evaluation of a SPA is a significant unmet need and e vidence to suggest providing for that need x Potentially shorter time scale for saving lives than with typical cancer drugs 20 Annamycin Process

Annamycin Delivers Remarkable Performance x In a proof - of - concept Phase II clinical trial, Annamycin was given to patients who had failed an average of five previous induction therapy attempts x 30% of those patients cleared enough of their leukemic cells to qualify for a bone marrow transplant x We believe repeating this performance in a larger clinical trial, could warrant new drug approval Relapsed/Refractory AML Patients 50% Efficacy Signal 30% Cleared Bone Marrow Blasts Annamycin gives new hope to patients who have run out of options 21

22 x Annamycin has been tested in 6 clinical trials and 114 patients without any reporting of cardiotoxicity and, in the two of those clinical trials focused on leukemia, with fewer dose - limiting toxicities than are normally experienced with one of the leading first - line anthracyclines used for induction therapy x Annamycin demonstrated efficacy in 8 of 16 patients in a Phase I study in adult relapsed or refractory AML patients, with 6 of 14 patients completely clearing leukemic blasts x A 30 patient dose - ranging Phase I/II study in ALL demonstrated a similar efficacy profile, with 3 of 10 patients treated with the maximum tolerable dose clearing their leukemic blasts to a level sufficient to qualify for a bone marrow transplant x Armed with the knowledge of this potential, prophylactic pretreatment known to protect patients from the effects of tumor lysis syndrome will be deployed in future trials . Annamycin Results

80% 20% BMT (Results in Cure) Success Failure 20% 80% Induction Therapy (Qualify for BMT) Success Failure x Leukemia is a cancer of the white blood cells and the acute forms of leukemia can manifest quickly and leave patients with limited treatment options x The only viable option for acute leukemia patients is a bone marrow transplant (BMT), and those BMTs are successful about 80% of the time x The problem is that in order to qualify for a BMT, patients have to first eliminate most of their cancerous white blood cells through what is called “induction therapy ” x However, induction therapy is currently only successful in about 20% of patients Annamycin has the potential to qualify more people for induction therapy 23

WP1066 Portfolio Overview Based On Natural Compound x Built from chemical backbone of bee pollen compound Unique Dual Action x Directly inhibits tumor signaling while also stimulating patient immune response Activity Against Hardest - to - Treat Cancers x Pre - clinical testing shows high level of activity against pancreatic cancer, metastatic melanoma, glioblastoma and others; yet very low potential for toxicity Independently Validated x Subject of numerous peer reviewed journals validating findings across multiple institutions around the world 24 WP1066 Process

WP1066 Proof of Concept 25 x Now has IRB approval from MD Anderson to conduct Physician - sponsored trial x MD Anderson now submitting IND request with FDA x Phase I/II trial for the treatment of glioblastoma and metastatic melanoma

WP1122 Portfolio Overview Tumor cell Normal cell Addicted to Sugar x Tumor cells preferentially rely on something called glycolysis to survive x Glycolysis converts glucose into energy, but by comparison to the method usually used by healthy cells, this form of energy production is primitive and inefficient x A brain tumor requires as much as 18 to 37 times as much glucose to survive as a healthy brain cell Starving a Tumor to Death x This eventually led to the theory that, if we feed tumor cells a glucose decoy (one that can’t convert into energy), we can kill the tumor x This works well in a laboratory setting, but the problem is getting these decoys into the brain 26 Tumors are hyper - consumers of glucose and starve to death without it

x With WP1122, researchers at MD Anderson discovered how to improve blood brain barrier penetration of glucose decoys x May enable sufficient quantities into the brain to starve tumor cells x This may also result in a significant improvement in diagnostic imaging F 18 DG PET MRI Crossing the Blood Brain Barrier 27

Orthotopic Glioblastoma Model in Mice 0 1 2 3 4 5 6 7 8 9 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 # of Animals Days Control Temodar WP1122 Significant Market x The leading brain tumor drug, temozolomide, has reached revenues approaching $1 billion Potential to Change Standard of Care x WP1122 (at suboptimal doses) performs as well or better than temozolomide in live human brain tumors; even better performance by combining the two drugs was shown in trials Gearing Up For Phase I/II x B ased on these early encouraging results, we are now gearing up for a human clinical trial in Poland with the help of a collaborative partner WP1122 May Change the Game 28

FINANCIAL OVERVIEW Louis Ploth, Jr. CFO Confidential: Not for Distribution | P 29

Financial Statement Summary

Unaudited Pro Forma Financial Information

	Nine Months ended September 30, 2015 Moleculin	Inception (July 28, 2015) to September 30, 2015 MBI	Pro Forma Adjustments	Pro Forma Combined	Adjustments for IPO	Pro Forma Combined as Adjusted
Statement of Operations Data						
Revenue	$ -	$ -	$ -	$ -	$ -	$ -
Research and development expense	270,991	38,409	-	309,400	-	309,400
General and administrative expense	267,423	184,344	-	451,767	-	451,767
Other expense	342,807	1,562	(317,543)	26,826	-	26,826
Net loss	$ (881,221)	$ (224,315)	$ 317,543	$ (787,993)	$ -	$ (787,993)
Net loss per common share		$ (0.05)				$ (0.08)

	September 30, 2015 Moleculin	September 30, 2015 Moleculin	Pro Forma Adjustments	Pro Forma Combined	Adjustments for IPO	Pro Forma Combined as Adjusted
Balance Sheet Data						
Cash and cash equivalents	298,350	87,340	-	385,690	6,970,226	7,355,916
Working capital (deficit)	(2,948,701)	(222,254)	2,130,934	(1,040,021)	7,276,000	6,235,979
Total assets	317,185	110,340	6,717,806	7,145,331	6,970,226	14,115,557
Accumulated deficit	(14,718,926)	(224,315)	14,718,926	(224,315)	(3,459,500)	(3,683,815)
Total stockholders' equity (deficit)	(3,348,740)	(222,254)	8,848,740	5,277,746	7,276,000	12,553,746

Moleculin

The above unaudited financial information should be read with the notes, the financial statements of Moleculin and the notes thereto which are included in the Form S-1 registration statement prospectus.

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Investment Highlights

Robust Pipeline	✓ 3 projects with potential value inflection points in the next 2 to 3 years; 1 project expected to be ready for approval trial within 12 to 18 months
World-Leading Collaboration	✓ Key technologies discovered at MD Anderson Cancer Center (world's largest cancer research facility) ✓ Over $7,000,000 in grants and sponsored research has been funded thus far by Moleculin's Polish partner, NIH, and affiliated foundations
Potential Breakthrough Disruptive Technologies	✓ Annamycin's ability to design into an anthracycline, an ability to be non cardiotoxic and avoid MDR (multi-drug resistance) ✓ WP1066 – Unique molecule directly attacking tumor cells while simultaneously, indirectly stimulating the immune system for a two pronged attack on a tumor ✓ If a drug is cardiotoxic, it damages the heart and limits the dosage that can be given to the patients, which is a huge obstacle in the step of getting Moleculin closer to induction therapy
Highly Experienced Leadership	✓ Chairman, Walter Klemp, served as Founder of Drypers Corporation, a publicly traded company, and grew the company to $400,000,000 in annualized sales ✓ CMO, Robert Shepard, has had faculty appointments at Harvard, Tufts and Univ. of Virginia ✓ COO, Don Picker, developed Carboplatin, which was acquired by Bristol-Myers Squibb
Proprietary Positioning	✓ Annamycin will be positioned for market exclusivity if granted Orphan Drug status, other technologies covered by exclusive licenses on existing patents

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